UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 24, 2022

VV Markets LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1602921
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2800 Patterson Ave. Suite 300, Richmond, VA 23221
(Full mailing address of principal executive offices)

804-510-0638
(Issuer’s telephone number, including area code)

Series VV 0001, Series VV-PNST, Series VV-SUPR, Series VV-CHAM, Series VV-STEML, Series VV-MACAL, Series VV-BOWCK, Series VV-FUTUR, Series VV-BDX, Series VV-SPAN, Series VV-DRC, Series VV-NAPA, Series VV-RHONE, Series VV-PDMT, Series VV-JPWY, Series VV-PTRS, Series VV-ROSE, Series VV-BOD10, VV-WBURG, Series VV-GERM, Series VV-LAF10, Series VV-MACAL50, Series VV-JYFT, Series VV-GPS

(Title of each class of securities issued pursuant to Regulation A)

Item 9

Other Events

Correction to certain series designations

VV Markets LLC (the “Company”) realized that certain series designations filed as part of its Form 1-A POS filed on February 11, 2022, and qualified on March 8, 2022 contained incorrect dates of authorization of the series (reflecting a 2021 authorization rather than 2022). In addition, the series designation for Series VV-WBURG included incorrect values for the number of authorized series interests. The Company’s disclosure provided in its Form 1-A POS is accurate, and no changes are being made to that document.

EXHIBITS

Exhibit Index

Exhibit No.	Description
3.16	Series Designation for VV-ROSE
3.17	Series Designation for VV-BOD10
3.18	Series Designation for VV-WBURG
3.19	Series Designation for VV-GERM
3.20	Series Designation for VV-LAF10
3.21	Series Designation for VV-MACAL50
3.22	Series Designation for VV-JYFT
3.23	Series Designation for VV-GPS

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2022	VV MARKETS By: VINVESTO, Inc., its managing member

/s/ Nick King
Name: Nick King
Title: Chief Executive Officer